As Filed with the Securities and Exchange Commission on December 11, 1997
                                                     REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                       INTEGRATED HEALTH SERVICES, INC.
            (Exact name of registrant as specified in its charter)



                             DELAWARE                          23-2428312
               (State or other jurisdiction of     (I.R.S. Employer Identification No.)
               incorporation or organization)

                               ----------------
     10065 Red Run Boulevard, Owings Mills, Maryland 21117, (410) 998-8400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
    Marshall A. Elkins, Esq., Executive Vice President and General Counsel Integrated Health Services, Inc., 10065 Red Run Boulevard, Owings Mills,
                        Maryland 21117, (410) 998-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
Copies of all communications, including all communications sent to the agent for service, should be sent to:




                 Carl E. Kaplan, Esq.                     Leslie A. Glew, Esq.
             Fulbright & Jaworski L.L.P.   Senior Vice President and Associate General Counsel
                    666 Fifth Avenue                Integrated Health Services, Inc.
              New York, New York 10103                  10065 Red Run Boulevard
                     (212) 318-3000                   Owings Mills, Maryland 21117
                  (212) 752-5958(FAX)                        (410) 998-8400
                                                          (410) 998-8500(FAX)



                               ----------------
       Approximate Date of Commencement of Proposed Sale to the Public:
  From time to time after the effective date of this Registration Statement.
                               ----------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

         TITLE OF EACH CLASS OF           AMOUNT OF SHARES
      SECURITIES TO BE REGISTERED         TO BE REGISTERED
Common Stock, $.001 par value per share
 (including the Preferred Stock Purchase
 Rights)(2)  ...........................     1,813,434


         TITLE OF EACH CLASS OF           PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
      SECURITIES TO BE REGISTERED            PRICE PER SHARE(1)           OFFERING PRICE(1)        REGISTRATION FEE
Common Stock, $.001 par value per share
 (including the Preferred Stock Purchase
 Rights)(2)  ...........................           $29.875                  $54,176,340.75           $15,982.02



--------------------------------------------------------------------------------
(1) Pursuant to Rule 457(c), the proposed maximum offering price per share and proposed maximum aggregate offering price have been calculated on the basis of the average of the high and low sale prices of the Common Stock as reported on the New York Stock Exchange on December 9, 1997.

(2) The Preferred Stock Purchase Rights, which are attached to the shares of IHS Common Stock being registered, will be issued for no additional consideration; no additional registration fee is required.



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 1997

PROSPECTUS




                                1,813,434 SHARES





                        INTEGRATED HEALTH SERVICES, INC.


                                  COMMON STOCK

                                  ---------

     This Prospectus relates to 1,813,434 shares (the "Shares") of Common Stock, par value $0.001 per share (together with the Preferred Stock Purchase Rights associated therewith, the "Common Stock"), of Integrated Health Services, Inc. ("IHS" or the "Company") which are being offered for sale by certain selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "IHS." On December 9, 1997, the closing price of the Common Stock, as reported in the NYSE consolidated reporting system, was $29.8125 per share.

     The Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders. The Shares may be offered from time to time by the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."

     The Selling Stockholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions, if any, attributable to the sale of the Shares will be borne by the Selling Stockholders (or their donees and pledgees).


                                  ---------

     SEE "RISK FACTORS," WHICH BEGINS ON PAGE 7 OF THIS PROSPECTUS, FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ---------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ---------

                 The date of this Prospectus is December , 1997

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy materials and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Additionally, the Commission maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the offices of the Commission as indicated above without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

     Private Securities Litigation Reform Act Safe Harbor Statement. This Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to IHS that are based on the beliefs of the management of IHS, as well as assumptions made by and information currently available to the management of IHS. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of IHS with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors," that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. IHS does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The information in the following documents filed by IHS with the Commission (File No. 1-12306) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

       (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

       (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

       (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

       (d) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

       (e) The Company's Current Report on Form 8-K dated October 17, 1996 reporting the acquisition of First American Health Care of Georgia, Inc., as amended by Form 8-K/A filed November 26, 1996 and Amendment No. 1 to Form 8-K/A filed July 11, 1997;

       (f) The Company's Current Report on Form 8-K dated October 19, 1996 reporting the execution of the Agreement and Plan of Merger (the "Coram Merger Agreement") among the Company, IHS Acquisition XIX, Inc. and Coram Healthcare Corporation ("Coram"), as amended by Form 8-K/A filed April 11, 1997, reporting the termination of the Coram Merger Agreement;

       (g) The Company's Current Report on Form 8-K dated May 23, 1997 reporting the Company's agreement to issue privately an aggregate of $450 million principal amount of 9 1/2% Senior Subordinated Notes due 2007;

       (h) The Company's Current Report on Form 8-K dated May 30, 1997 reporting
   (i) the Company's issuance of an aggregate of $450 million principal amount of 9 1/2% Senior Subordinated Notes due 2007 and (ii) the Company's acceptance for payment of an aggregate of $114,975,000 principal amount of its 9 5/8% Senior Subordinated Notes due 2002, Series A and an aggregate of $99,893,000 principal amount of its 10 3/4% Senior Subordinated Notes due 2004 pursuant to cash tender offers;


       (i) The Company's Current Report on Form 8-K dated July 6, 1997 reporting the execution of the Agreement and Plan of Merger among the Company, IHS Acquisition XXIV, Inc. and RoTech Medical Corporation
   ("RoTech");

       (j) The Company's Current Report on Form 8-K dated September 9, 1997 reporting the Company's agreement to issue privately an aggregate of $500 million principal amount of its 9 1/4% Senior Subordinated Notes due 2008 (the "9 1/4% Senior Notes");

       (k) The Company's Current Report on Form 8-K dated September 15, 1997, as amended, reporting the Company's $1.75 billion revolving credit and term loan facility (the "New Credit Facility");

       (l) The Company's Current Report on Form 8-K dated September 25, 1997, as amended, reporting the Company's acquisition of Community Care of America, Inc. and the Lithotripsy Division of Coram;

       (m) The Company's Current Report on Form 8-K dated October 21, 1997, as amended, reporting the Company's acquisition of RoTech;

       (n) The Company's Current Report on Form 8-K dated November 3, 1997, as amended, reporting the Company's agreement to purchase 139 owned, leased or managed long-term care facilities, 12 specialty hospitals and certain other businesses from HEALTHSOUTH Corporation;


       (o) The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 1, 1993; and

       (p) The description of the Company's Preferred Stock Purchase Rights contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 28, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Shares offered have been sold or which deregisters all Shares then remaining unsold shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a previously filed document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or was deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to IHS contained in this Prospectus should be read together with the information in the documents incorporated by reference.

     THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO INTEGRATED HEALTH SERVICES, INC., 10065 RED RUN BOULEVARD, OWINGS MILLS, MARYLAND 21117, ATTENTION: MARC B. LEVIN, EXECUTIVE VICE PRESIDENT-INVESTOR RELATIONS, TELEPHONE: (410) 998-8400.

                                  THE COMPANY

     Integrated Health Services, Inc. ("IHS" or the "Company") is one of the nation's leading providers of post-acute healthcare services. Post-acute care is the provision of a continuum of care to patients following discharge from an acute care hospital. IHS' post-acute care services include subacute care, home care, skilled nursing facility care and inpatient and outpatient rehabilitation, hospice and diagnostic services. The Company's post-acute care network is designed to address the fact that the cost containment measures implemented by private insurers and managed care organizations and limitations on government reimbursement of hospital costs have resulted in the discharge from hospitals of many patients who continue to require medical and rehabilitative care. The Company's post-acute healthcare system is intended to provide cost-effective continuity of care for its patients in multiple settings and enable payors to contract with one provider to provide all of a patient's needs following discharge from acute care hospitals. The Company believes that its post-acute care network can be extended beyond post-acute care to also provide "pre-acute" care, i.e., services to patients which reduce the likelihood of a need for a hospital stay. IHS' post-acute care network currently consists of approximately 1,900 service locations in 47 states and the District of Columbia.

     The Company's post-acute care network strategy is to provide cost-effective continuity of care for its patients in multiple settings, using geriatric care facilities as platforms to provide a wide variety of subacute medical and rehabilitative services more typically delivered in the acute care hospital setting and using home healthcare to provide those medical and rehabilitative services which do not require 24-hour monitoring. To implement its post-acute care network strategy, the Company has focused on (i) expanding the range of home healthcare and related services it offers to patients directly in order to provide patients with a continuum of care throughout their recovery, to better control costs and to meet the growing desire by payors for one-stop shopping;
(ii) developing market concentration for its post-acute care services in targeted states due to increasing payor consolidation and the increased preference of payors, physicians and patients for dealing with only one service provider; and (iii) developing subacute care units. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures from Medicare, Medicaid and private payors, IHS has been restructuring its operations to enable IHS to focus on obtaining contracts with managed care organizations and to provide capitated services. IHS' strategy is to become a preferred or exclusive provider of post-acute care services to managed care organizations and other payors.

     In implementing its post-acute care network strategy, the Company has recently focused on expanding its home healthcare services to take advantage of healthcare payors' increasing focus on having healthcare provided in the lowest cost setting possible, recent advances in medical technology which have facilitated the delivery of medical services in alternative sites and patients' desires to be treated at home. Consistent with the Company's strategy, the Company in October 1996 acquired (the "First American Acquisition") First American Health Care of Georgia, Inc. ("First American"), a provider of home health services, principally home nursing, in 21 states, primarily Alabama, California, Florida, Georgia, Michigan, Pennsylvania and Tennessee. IHS in October 1997 acquired RoTech Medical Corporation ("RoTech"), a provider of home healthcare products and services, with an emphasis on home respiratory, home medical equipment and infusion therapy, principally to patients in non-urban areas (the "RoTech Acquisition"). In October 1997, IHS also acquired (the "Coram Lithotripsy Acquisition") the lithotripsy division (the "Coram Lithotripsy Division") of Coram, which provides lithotripsy services and equipment maintenance in 180 locations in 18 states, in order to expand the mobile diagnostic treatment and services it offers to patients, payors and other providers. Lithotripsy is a non-invasive technique that utilizes shock waves to disintegrate kidney stones. IHS intends to use the home healthcare setting and the delivery franchise of its home healthcare branch and agency network to (i) deliver sophisticated care, such as skilled nursing care, home infusion therapy and rehabilitation, outside the hospital or nursing home; (ii) serve as an entry point for patients into the IHS post-acute care network; and (iii) provide a cost-effective site for case management and patient direction.

     IHS has also continued to expand its post-acute care network by increasing the number of facilities it operates or manages. In September 1997, IHS acquired Community Care of America, Inc. ("CCA"), which develops and operates skilled nursing facilities in medically underserved rural communities (the

"CCA Acquisition"). IHS believes that CCA will broaden its post-acute care network to include more rural markets and will complement its existing home care locations in rural markets as well as RoTech's business. In addition, in November 1997, IHS agreed to acquire from HEALTHSOUTH Corporation ("HEALTHSOUTH") 139 owned, leased or managed long-term care facilities and 12 specialty hospitals, as well as a contract therapy business having over 1,000 contracts and an institutional pharmacy business serving approximately 38,000 beds (the "Proposed Facility Acquisition").

     The Company provides subacute care through medical specialty units ("MSUs"), which are typically 20 to 75 bed specialty units with physical identities, specialized medical technology and staffs separate from the geriatric care facilities in which they are located. MSUs are designed to provide comprehensive medical services to patients who have been discharged from acute care hospitals but who still require subacute or complex medical treatment. The levels and quality of care provided in the Company's MSUs are similar to those provided in the hospital but at per diem treatment costs which the Company believes are generally 30% to 60% below the cost of such care in acute care hospitals. Because of the high level of specialized care provided, the Company's MSUs generate substantially higher net revenue and operating profit per patient day than traditional geriatric care services.

     The Company presently operates 216 geriatric care facilities (169 owned or leased and 47 managed), including the facilities acquired in the CCA Acquisition (of which 19 facilities are being held for sale), and 158 MSUs located within 84 of these facilities. Specialty medical services revenues, which include all MSU charges, all revenue from providing rehabilitative therapies, pharmaceuticals, medical supplies and durable medical equipment to all its patients, all revenue from its Alzheimer's programs and all revenue from its provision of pharmacy, rehabilitation therapy, home healthcare, hospice care and similar services to third-parties, constituted approximately 57%, 65% and 70% of net revenues during the years ended December 31, 1994, 1995 and 1996, respectively. The Company also offers a wide range of basic medical services as well as a comprehensive array of respiratory, physical, speech, occupational and physiatric therapy in all its geriatric care facilities. For the year ended December 31, 1996, approximately 17% of IHS' revenues were derived from home health and hospice care, approximately 53% were derived from subacute and other ancillary services, approximately 27% were derived from basic nursing home services and the remaining approximately 3% were derived from management and other services. On a pro forma basis after giving effect to the acquisition of First American and the RoTech Acquisition, for the year ended December 31, 1996, approximately 44% of IHS' revenues were derived from home health and hospice care, approximately 36% were derived from subacute and other ancillary services, approximately 18% were derived from traditional basic nursing home services and the remaining approximately 2% were derived from management and other services.

     Integrated Health Services, Inc. was incorporated in March 1986 as a Pennsylvania corporation and reorganized as a Delaware corporation in November 1986. IHS' principal executive offices are located at 10065 Red Run Boulevard, Owings Mills, Maryland 21117 and its telephone number is (410) 998-8400. Unless the context indicates otherwise, the term "IHS" includes Integrated Health Services, Inc. and its subsidiaries.

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.


RISKS RELATED TO SUBSTANTIAL INDEBTEDNESS

     The Company's indebtedness is substantial in relation to its stockholders' equity. At September 30, 1997, IHS' total long-term debt, including current portion, accounted for 77.8% of its total capitalization. IHS also has significant lease obligations with respect to the facilities operated pursuant to long-term leases, which aggregated approximately $200.3 million at September 30, 1997. For the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company's rent expense was $77.8 million ($84.5 million on a pro forma basis after giving effect to the First American Acquisition, the sale by IHS of a majority interest in its assisted living services subsidiary in October 1996 (the "ILC Offering"), the sale by IHS of its pharmacy division in July 1996 (the "Pharmacy Sale"), the CCA Acquisition, the Coram Lithotripsy Acquisition, the RoTech Acquisition and certain other acquisitions consummated in 1996 and 1997) and $75.3 million ($81.6 million on a pro forma basis after giving effect to the CCA Acquisition, the Coram Lithotripsy Acquisition, the RoTech Acquisition and certain other acquisitions consummated in 1997), respectively. In addition, IHS is obligated to pay up to an additional $155 million in respect of the acquisition of First American during 2000 to 2004 under certain circumstances, of which $36.1 million has been recorded at September 30, 1997. The Company's strategy of expanding its specialty medical services and growing through acquisitions may require additional borrowings in order to finance working capital, capital expenditures and the purchase price of any acquisitions. The degree to which the Company is leveraged, as well as its rent expense, could have important consequences to stockholders, including: (i) IHS' ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, (ii) a substantial portion of IHS' cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to IHS for its operations, (iii) certain of IHS' borrowings bear, and will continue to bear, variable rates of interest, which expose IHS to increases in interest rates, and (iv) certain of IHS' indebtedness contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets and imposing minimum net worth requirements. In addition, IHS' leverage may also adversely affect IHS' ability to respond to changing business and economic conditions or continue its growth strategy. There can be no assurance that IHS' operating results will be sufficient for the payment of IHS' indebtedness. If IHS were unable to meet interest, principal or lease payments, or satisfy financial covenants, it could be required to seek renegotiation of such payments and/or covenants or obtain additional equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. To the extent IHS finances its activities with additional debt, IHS may become subject to certain additional financial and other covenants that may restrict its ability to pursue its growth strategy and to pay dividends on the Common Stock. There can be no assurance that any such efforts would be successful or timely or that the terms of any such financing or refinancing would be acceptable to IHS. See "-- Risks Related to Capital Requirements."

     In connection with the offering of the 9 1/4% Senior Notes, Standard & Poors ("S&P") confirmed its B rating of IHS' other subordinated debt obligations, but with a negative outlook, and assigned the same rating to the 9 1/4% Senior Notes. S&P stated that the Company's speculative-grade ratings reflect the Company's aggressive transition toward becoming a full-service alternate-site healthcare provider, and its limited cash flow relative to its heavy debt burden. S&P noted that IHS would be greatly challenged to control, integrate and further expand operations that were only a quarter of their current size just three years ago, and also noted the continuing uncertainty with regard to the adequacy of reimburse-ment from government sponsored programs for the indigent and elderly. S&P also noted that there is the potential that a large debt-financed acquisition could lead to a ratings downgrade. In November 1997, S&P placed the Company's senior credit and subordinated debt ratings on CreditWatch with negative implications due to the Proposed Facility Acquisition. In connection with the offering of the 9 1/4% Senior Notes, Moody's Investors Service ("Moody's") downgraded to B2 the Company's other senior subordinated debt obligations, but noted that the outlook for the rating was stable, and assigned the new rating to the 9 1/4% Senior Notes. Moody's stated that the rating action reflects Moody's concern about the Company's continued rapid growth through acquisitions, which has resulted in negative tangible equity of $114 million, making no adjustment for the $259 million of convertible debt of IHS outstanding. Moody's also stated that the availability provided by the New Credit Facility and the 9 1/4% Senior Notes positioned the Company to complete sizable acquisition transactions using solely debt. Moody's further noted that the rating reflects that there are significant changes underway in the reimbursement of services rendered by IHS, and that the exact impact of these changes is uncertain.

RISKS ASSOCIATED WITH GROWTH THROUGH ACQUISITIONS AND INTERNAL DEVELOPMENT

     IHS' growth strategy involves growth through acquisitions and internal development and, as a result, IHS is subject to various risks associated with this growth strategy. The Company's planned expansion and growth require that the Company expand its home healthcare services through the acquisition of additional home healthcare providers and that the Company acquire, or establish relationships with, third parties which provide post-acute care services not currently provided by the Company, that additional MSUs be established in the Company's existing facilities and that the Company acquire, lease or acquire the right to manage for others additional facilities in which MSUs can be established. Such expansion and growth will depend on the Company's ability to create demand for its post-acute care programs, the availability of suitable acquisition, lease or management candidates and the Company's ability to finance such acquisitions and growth. The successful implementation of the Company's post-acute healthcare system, including the capitation of rates, will depend on the Company's ability to expand the amount of post-acute care services it offers directly to its patients rather than through third-party providers. There can be no assurance that suitable acquisition candidates will be located, that acquisitions can be consummated, that acquired facilities and companies can be successfully integrated into the Company's operations, that MSUs can be successfully established in acquired facilities or that the Company's post-acute healthcare system, including the capitation of rates, can be successfully implemented. The post-acute care market is highly competitive, and the Company faces substantial competition from hospitals, subacute care providers, rehabilitation providers and home healthcare providers, including competition for acquisitions. The Company anticipates that competition for acquisition opportunities will intensify due to the ongoing consolidation in the healthcare industry. See "-- Risks Related to Managed Care Strategy" and "-- Competition."

     The successful integration of acquired businesses, including First American, RoTech, CCA and the Coram Lithotripsy Division and, if the Proposed Facility Acquisition is consummated, the facilities and other businesses acquired from HEALTHSOUTH, is important to the Company's future financial performance. The anticipated benefits from any of these acquisitions may not be achieved unless the operations of the acquired businesses are successfully combined with those of the Company in a timely manner. The integration of the Company's recent acquisitions, including, if the Proposed Facility Acquisition is consummated, the facilities and other businesses acquired from HEALTHSOUTH, will require substantial attention from management. The diversion of the attention of management, and any difficulties encountered in the transition process, could have a material adverse effect on the Company's operations and financial results. In addition, the process of integrating the various businesses could cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses, which could have a material adverse effect on the Company's operations and financial results. There can be no assurance that the Company will realize any of the anticipated benefits from its acquisitions. The acquisition of service companies that are not profitable, or the acquisition of new facilities that result in significant integration costs and inefficiencies, could also adversely affect the Company's profitability.

     IHS' current and anticipated future growth has placed, and will continue to place, significant demands on the management, operational and financial resources of IHS. IHS' ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. There can be no assurance that IHS will be able to manage its expanded operations effectively. See "-- Risks Related to Capital Requirements."

     There can be no assurance that the Company will be successful in implementing its strategy or in responding to ongoing changes in the healthcare industry which may require adjustments to its strategy. If IHS fails to implement its strategy successfully or does not respond timely and adequately to ongoing changes in the healthcare industry, the Company's business, financial condition and results of operations will be materially adversely affected.


RISKS RELATED TO MANAGED CARE STRATEGY

     Managed care payors and traditional indemnity insurers have experienced pressure from their policyholders to curb or reduce the growth in premiums paid to such organizations for healthcare services. This pressure has resulted in demands on healthcare service providers to reduce their prices or to share in the financial risk of providing care through alternate fee structures such as capitation or fixed case rates. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures from Medicare and Medicaid, IHS has been restructuring its operations to enable IHS to focus on obtaining contracts with managed care organizations and to provide capitated services. The Company believes that its home healthcare capabilities will be an important component of its ability to provide services under capitated and other alternate fee arrangements. However, to date there has been limited demand among managed care organizations for post-acute care network services, and there can be no assurance that demand for such services will increase. Further, IHS has limited experience in providing services under capitated and other alternate fee arrangements and setting the applicable rates. Accordingly, there can be no assurance that the fees received by IHS will cover the cost of services provided. If revenue for capitated services is insufficient to cover the treatment costs, IHS' operating results could be adversely affected. As a result, the success of IHS' managed care strategy will depend in large part on its ability to increase demand for post-acute care services among managed care organizations, to obtain favorable agreements with managed care organizations and to manage effectively its operating and healthcare delivery costs through various methods, including utilization management and competitive pricing for purchased services. Additionally, there can be no assurance that pricing pressures faced by healthcare providers will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Further, pursuing a strategy focused on risk-sharing fee arrangements entails certain regulatory risks. Many states impose restrictions on a service provider's ability to provide capitated services unless it meets certain financial criteria, and may view capitated fee arrangements as an insurance activity, subjecting the entity accepting the capitated fee to regulation as an insurance company rather than merely a licensed healthcare provider accepting a business risk in connection with the manner in which it is charging for its services. The laws governing risk-sharing fee arrangements for healthcare service providers are evolving and are not certain at this time. If the risk-sharing activities of IHS require licensure as an insurance company, there can be no assurance that IHS could obtain or maintain the necessary licensure, or that IHS would be able to meet any financial criteria imposed by a state. If the Company were precluded from providing services under risk-sharing fee arrangements, its managed care strategy would be adversely affected. See "-- Uncertainty of Government Regulation."


RISKS RELATED TO CAPITAL REQUIREMENTS

     IHS' growth strategy requires substantial capital for the acquisition of additional home healthcare and related service providers and geriatric care facilities and the establishment of new, and expansion of existing, MSUs. The effective integration, operation and expansion of the existing businesses will also require substantial capital. The Company expects to finance new acquisitions from a combination of funds from operations, borrowings under its bank credit facility and the issuance of debt and equity securities. IHS may raise additional capital through the issuance of long-term or short-term indebtedness or the issuance of additional equity securities in private or public transactions, at such times as manage-
ment deems appropriate and the market allows. Any of such financings could result in dilution of existing equity positions, increased interest and amortization expense or decreased income to fund future expansion. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing businesses and operations can be obtained. The Company's bank credit facility limits the Company's ability to make acquisitions, and certain of the indentures under which the Company's outstanding senior subordinated debt securities were issued limit the Company's ability to incur additional indebtedness unless certain financial tests are met. See "-- Risks Related to Substantial Indebtedness."


RISKS RELATED TO RECENT ACQUISITIONS AND THE PROPOSED FACILITY ACQUISITION

     IHS has recently completed several major acquisitions, including the acquisitions of First American, RoTech, CCA and the Coram Lithotripsy Division, and is still in the process of integrating those acquired businesses. The IHS Board of Directors and senior management of IHS face a significant challenge in their efforts to integrate the acquired businesses, including First American, RoTech, CCA and the Coram Lithotripsy Division and, if the Proposed Facility Acquisition is consummated, the facilities and other businesses acquired from HEALTHSOUTH. The dedication of management resources to such integration may detract attention from the day-to-day business of IHS. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Further, there can be no assurance that management's efforts to integrate the operations of IHS and newly acquired companies will be successful or that the anticipated benefits of the recent acquisitions will be fully realized.

     IHS has recently expanded significantly its home healthcare operations. During the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, home healthcare accounted for approximately 16.3%, 8.1% and 32.1%, respectively, of IHS' total revenues. On a pro forma basis, after giving effect to the acquisitions of First American (which derives substantially all its revenues from Medicare), RoTech, CCA and the Coram Lithotripsy Division, approximately 70.7%, 76.5% and 65.0% of IHS' home healthcare revenues were derived from Medicare in the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, respectively. On a pro forma basis, after giving effect to the acquisitions of First American, RoTech, CCA and the Coram Lithotripsy Division, home nursing services accounted for approximately 64.2%, 67.0% and 55.1%, respectively, of IHS' home healthcare revenues in these periods. Medicare has developed a national fee schedule for infusion therapy, respiratory therapy and home medical equipment which provides reimbursement at 80% of the amount of any fee on the schedule. The remaining 20% is paid by other third party payors (including Medicaid in the case of "medically indigent" patients) or patients; with respect to home nursing, Medicare generally reimburses for the cost (including a rate of return) of providing such services, up to a regionally adjusted allowable maximum per visit and per discipline with no fixed limit on the number of visits. There generally is no deductible or coinsurance. As a result, there is no reward for efficiency, provided that costs are below the cap, and traditional home healthcare services carry relatively low margins. However, IHS expects that Medicare will implement a prospective payment system for home nursing services in the next several years, and implementation of a prospective payment system will be a critical element to the success of IHS' expansion into home nursing services. Based upon prior legislative proposals, IHS believes that a prospective payment system would most likely provide a healthcare provider a predetermined rate for a given service, with providers that have costs below the predetermined rate being entitled to keep some or all of this difference. There can be no assurance that Medicare will implement a prospective payment system for home nursing services in the next several years or at all. The implementation of a prospective payment system will require IHS to make contingent payments related to the First American Acquisition of $155 million over a period of five years. In addition, the Balanced Budget Act of 1997, enacted in August 1997, reduces the Medicare national payment limits for oxygen and oxygen equipment used in home respiratory therapy by 25% in 1998 and 30% (from 1997 levels) in 1999 and each subsequent year. Approximately 22% of RoTech's total revenues for the year ended July 31, 1997 were derived from the provision of oxygen services to Medicare patients. The inability of IHS to realize operating efficiencies and provide home healthcare services at a cost below the established Medicare fee schedule could have a material adverse effect on IHS' home healthcare operations and its post-acute care network. See "-- Risk of Adverse Effect of Healthcare Reform."


RISKS RELATED TO HISTORICAL FINANCIAL PERFORMANCE OF FIRST AMERICAN

     During the year ended December 31, 1995 and the nine months ended September 30, 1996, First American recorded a net loss of $110.4 million and $36.2 million, respectively. Numerous factors have affected First American's performance and financial condition prior to its acquisition by IHS, including, among others, high administrative costs and the settlement of claims for reimbursement of certain overpayments and unallowable reimbursements under Medicare (which settlement resulted in a reduction to patient service revenues of $54.6 million for the year ended December 31, 1995 and $10.4 million for the nine months ended September 30, 1996). In addition, in February 1996, in response to the stoppage by the Health Care Financing Administration ("HCFA") of its bi-weekly periodic interim payments ("PIP") to First American, First American was forced to declare bankruptcy. In March 1996, the bankruptcy court ordered HCFA to resume PIP payments to First American. However, the bankruptcy filing and operation of First American in bankruptcy until its acquisition by IHS adversely affected the business, results of operations and financial condition of First American. There can be no assurance that these factors or the First American bankruptcy will not continue to have an adverse effect on First American's and IHS' business, financial condition and results of operations in the future. There can be no assurance that the historical losses incurred by First American will not continue.


RELIANCE ON REIMBURSEMENT BY THIRD PARTY PAYORS

     The Company receives payment for services rendered to patients from private insurers and patients themselves, from the Federal government under Medicare, and from the states in which it operates under Medicaid. The healthcare industry is experiencing a trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. These cost containment measures, combined with the increasing influence of managed care payors and competition for patients, has resulted in reduced rates of reimbursement for services provided by IHS, which has adversely affected, and may continue to adversely affect, IHS' margins, particularly in its skilled nursing and subacute facilities. Aspects of certain healthcare reform proposals, such as cutbacks in the Medicare and Medicaid programs, reductions in Medicare reimbursement rates and/or limitations on reimbursement rate increases, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. See "-- Risk of Adverse Effect of Healthcare Reform." During the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, the Company derived approximately 56%, 55%, 60%, 57% and 66%, respectively, of its patient revenues from Medicare and Medicaid. On a pro forma basis after giving effect to the acquisitions of First American (which derives substantially all its revenues from Medicare), RoTech, CCA and the Coram Lithotripsy Division and the ILC Offering,approximately 66.7%, 67.6% and 64.2% of the Company's patient revenues have been derived from Medicare and Medicaid during the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, respectively.

     The sources and amounts of the Company's patient revenues derived from the operation of its geriatric care facilities and MSU programs are determined by a number of factors, including licensed bed capacity of its facilities, occupancy rate, the mix of patients and the rates of reimbursement among payor categories (private, Medicare and Medicaid). Changes in the mix of the Company's patients among the private pay, Medicare and Medicaid categories can significantly affect the profitability of the Company's operations. The Company's cost of care for its MSU patients generally exceeds regional reimbursement limits established under Medicare. The success of the Company's MSU strategy will depend in part on its ability to obtain per diem rate approvals for costs which exceed the Medicare established per diem rate limits and by obtaining waivers of these limitations. There can be no assurance that the Company will be able to obtain the waivers necessary to enable the Company to recover its excess costs.

     Managed care organizations and other third party payors have continued to consolidate to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are provided by a small number of managed care organizations and third party payors. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate IHS as a preferred provider and/or engage IHS' competitors as a preferred or exclusive provider, the business of IHS could be materially adversely affected.

RISK OF ADVERSE EFFECT OF HEALTHCARE REFORM

     In addition to extensive existing government healthcare regulation, there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these healthcare proposals, such as cutbacks in the Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. In addition, there have been proposals to convert the current cost reimbursement system for home nursing services covered under Medicare to a prospective payment system. The prospective payment system proposals generally provide for prospectively established per visit payments to be made for all covered services, which are then subject to an annual aggregate per episode limit at the end of the year. Home health agencies that are able to keep their total expenses per visit during the year below their per episode annual limits will be able to retain a specified percentage of the difference, subject to certain aggregate limitations. Such changes could have a material adverse effect on the Company and its growth strategy. The implementation of a prospective payment system will require the Company to make contingent payments related to the First American Acquisition of $155 million over a period of five years. The inability of IHS to provide home healthcare and/or skilled nursing services at a cost below the established Medicare fee schedule could have a material adverse effect on IHS' home healthcare operations, post-acute care network and business generally. The Balanced Budget Act of 1997, enacted in August 1997, provides, among other things, for a prospective payment system for home nursing to be implemented for cost reporting periods beginning on or after October 1, 1999, a reduction in current cost reimbursement for home healthcare pending implementation of a prospective payment system, reductions (effective January 1, 1998) in Medicare reimbursement for oxygen and oxygen equipment for home respiratory therapy and a shift of the bulk of home health coverage from Part A to Part B of Medicare. The failure to implement a prospective payment system for home nursing services in the next several years could adversely affect IHS' post-acute care network strategy. IHS expects that there will continue to be numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including proposals that will further limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals will have on IHS' business. See "-- Risks Related to Recent Acquisitions and the Proposed Facility Acquisition" and "-- Reliance on Reimbursement by Third Party Payors." There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have an adverse effect on the Company or that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, including the Company, and may similarly affect the price of the Common Stock in the future. See "-- Uncertainty of Government Regulation."

UNCERTAINTY OF GOVERNMENT REGULATION

     The Company and the healthcare industry generally are subject to extensive federal, state and local regulation governing licensure and conduct of operations at existing facilities, construction of new facilities, acquisition of existing facilities, additions of new services, certain capital expenditures, the quality of services provided and the manner in which such services are provided and reimbursement for services rendered. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure, eligibility for participation, permissible activities, operating costs and the levels of reimbursement from governmental and other sources. There can be no assurance that regulatory authorities will not adopt changes or new interpretations of existing regulations that could adversely affect the Company. The failure to maintain or renew any required regulatory approvals or licenses could prevent the Company from offering existing services or from obtaining reimbursement. In certain circumstances, failure to comply at one facility may affect the ability of the Company to obtain or maintain licenses or approvals under Medicare and Medicaid programs at other facilities. In addition, in the conduct of its business the Company's operations are subject to review by federal and state regulatory agencies. In the course of these reviews, problems are from time to time identified by these agencies. Although the Company has to date been able to resolve these problems in a manner satisfactory to the regulatory agencies without a material adverse effect on its business, there can be no assurance that it will be able to do so in the future.

     Recently effective provisions of the regulations adopted under the Omnibus Budget Reconciliation Act of 1987 ("OBRA") have implemented stricter guidelines for annual state surveys of long-term care facilities and expanded remedies available to HCFA to enforce compliance with the detailed regulations mandating minimum healthcare standards and may significantly affect the consequences to the Company if annual or other HCFA facility surveys identify noncompliance with these regulations. Remedies include fines, new patient admission moratoriums, denial of reimbursement, federal or state monitoring of operations, closure of facilities and termination of provider reimbursement agreements. These provisions eliminate the ability of operators to appeal the scope and severity of any deficiencies and grant state regulators the authority to impose new remedies, including monetary penalties, denial of payments and termination of the right to participate in the Medicare and/or Medicaid programs. The Company believes these new guidelines may result in an increase in the number of facilities that will not be in "substantial compliance" with the regulations and, as a result, subject to increased disciplinary actions and remedies, including admission holds and termination of the right to participate in the Medicare and/or Medicaid programs. In ranking facilities, survey results subsequent to October 1990 are considered. As a result, the Company's acquisition of poorly performing facilities could adversely affect the Company's business to the extent remedies are imposed at such facilities.

     In September 1997, President Clinton, in an attempt to curb Medicare fraud, imposed a moratorium on the certification under Medicare of new home healthcare companies, which moratorium is expected to last approximately six months, and implemented rules requiring home healthcare providers to reapply for Medicare certification every three years. In addition, HCFA will double the number of detailed audits of home healthcare providers it completes each year and increase by 25% the number of home healthcare claims it reviews each year. IHS cannot predict what effect, if any, these new rules will have on IHS' business and the expansion of its home healthcare operations.

     The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "Stark Bills,"
which prohibit, with limited exceptions, financial relationships between ancillary service providers and referring physicians, and the federal "anti-kickback law," which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. Members of Congress have proposed legislation that would significantly expand the federal government's involvement in curtailing fraud and abuse and increase the monetary penalties for violation of these provisions. In addition, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medi-care and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. The Company seeks to structure its business arrangements in compliance with these laws and, from time to time, the Company has sought guidance as to the interpretation of such laws; however, there can be no assurance that such laws ultimately will be interpreted in a manner consistent with the practices of the Company.

     Many states have adopted certificate of need or similar laws which generally require that the appropriate state agency approve certain acquisitions or capital expenditures in excess of defined levels and determine that a need exists for certain new bed additions, new services and the acquisition of such medical equipment or capital expenditures or other changes prior to beds and/or services being added. Many states have placed a moratorium on granting additional certificates of need or otherwise stated their intent not to grant approval for new beds. To the extent certificates of need or other similar approvals are required for expansion of the Company's operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays in, and the expenses associated with, obtaining such approvals.

     The Company is unable to predict the future course of federal, state or local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the Company's business, results of operations and financial condition. See "-- Risk of Adverse Effect of Healthcare Reform."


COMPETITION

     The healthcare industry is highly competitive and is subject to continuing changes in the provision of services and the selection and compensation of providers. The Company competes on a local and regional basis with other providers on the basis of the breadth and quality of its services, the quality of its facilities and, to a more limited extent, price. The Company also competes with other providers in the acquisition and development of additional facilities and service providers. The Company's current and potential competitors include national, regional and local operators of geriatric care facilities, acute care hospitals and rehabilitation hospitals, extended care centers, retirement centers and community home health agencies, other home healthcare companies and similar institutions, many of which have significantly greater financial and other resources than the Company. In addition, the Company competes with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company. New service introductions and enhancements, acquisitions, continued industry consolidation and the development of strategic relationships by IHS' competitors could cause a significant decline in sales or loss of market acceptance of IHS' services or intense price competition or make IHS' services noncompetitive. Further, technological advances in drug delivery systems and the development of new medical treatments that cure certain complex diseases or reduce the need for healthcare services could adversely impact the business of IHS. There can be no assurance that IHS will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on IHS' business, financial condition and results of operations. IHS also competes with various healthcare providers with respect to attracting and retaining qualified management and other personnel. Any significant failure by IHS to attract and retain qualified employees could have a material adverse effect on its business, results of operations and financial condition.


EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     IHS' Third Restated Certificate of Incorporation and By-laws, as well as the Delaware General Corporation Law (the "DGCL"), contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of IHS. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow IHS to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the IHS Stockholders' Rights Plan, which provides for discount purchase rights to certain stockholders of IHS upon certain acquisitions of 20% or more of the outstanding shares of Common Stock, may also inhibit a change in control of IHS. As a Delaware corporation, IHS is subject to Section 203 of the DGCL, which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined) for three years following the date such person became an interested stockholder unless certain conditions are satisfied.


POSSIBLE VOLATILITY OF STOCK PRICE

     There may be significant volatility in the market price of the Common Stock. Quarterly operating results of IHS, changes in general conditions in the economy, the financial markets or the healthcare industry, or other developments affecting IHS or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market and, in particular, the healthcare industry segment, has experienced significant price and volume fluctuations. This volatility has affected the market price of securities issued by many companies for reasons unrelated to their operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon IHS' business, operating results and financial condition.

                              RECENT DEVELOPMENTS


PROPOSED FACILITY ACQUISITION

     On November 3, 1997, IHS and HEALTHSOUTH entered into an agreement pursuant to which IHS agreed to acquire from HEALTHSOUTH 139 owned, leased or managed long-term care facilities, 12 specialty hospitals, a contract therapy business having over 1,000 contracts and an institutional pharmacy business serving approximately 38,000 beds. The businesses being acquired, which had annual revenues of approximately $925 million for the 12 months ended August 31, 1997, were acquired by HEALTHSOUTH in its recent acquisition of Horizon/CMS Healthcare Corporation.

     Under the terms of the agreement, IHS will pay $1.15 billion in cash and assume approximately $100 million in debt. IHS will fund the purchase price with available cash from term loan borrowings under the New Credit Facility and the sale of the 9 1/4% Senior Notes and borrowings under the revolving credit portion of the New Credit Facility. On a pro forma basis after giving effect to the acquisition of these businesses from HEALTHSOUTH, the RoTech Acquisition and the Coram Lithotripsy Acquisition, IHS' total debt, including current portion, accounted for approximately 74% of its total pro forma capitalization as of September 30, 1997. Consummation of the transaction, which is expected to close by December 31, 1997, is subject to, among other things, receipt of required regulatory approvals, consent of IHS' senior lenders and other customary conditions. IHS has deposited with HEALTHSOUTH $50 million, which amount will be credited against the purchase price at the closing or retained by HEALTHSOUTH under certain circumstances if the transaction is not consummated.

     There can be no assurance that this transaction will close on these terms, on different terms or at all.


NEW CREDIT FACILITY

     On September 15, 1997, the Company entered into a $1.75 billion revolving credit and term loan facility with Citibank, N.A., as Administrative Agent, and certain other lenders (the "New Credit Facility") to replace its existing $700 million revolving credit facility. The New Credit Facility consists of a $750 million term loan facility (the "Term Facility") and a $1 billion revolving credit facility, including a $100 million letter of credit subfacility and a $10 million swing line subfacility (the "Revolving Facility"). The Term Facility, all of which was borrowed on September 17, 1997, matures on September 30, 2004 and will be amortized beginning December 31, 1998 as follows: 1998 -- $7.5 million; each of 1999, 2000, 2001 and 2002 -- $7.5 million (payable in equal quarterly installments); 2003 -- $337.5 million (payable in equal quarterly installments); and 2004 -- $375 million (payable in equal quarterly installments). Any unpaid balance will be due on the maturity date. The Term Facility bears interest at a rate equal to, at the option of IHS, either (i) in the case of Eurodollar loans, the sum of (x) one and three-quarters percent or two percent (depending on the ratio of the Company's Debt (as defined in the New Credit Facility) to earnings before interest, taxes, depreciation, amortization and rent, pro forma for any acquisitions or divestitures during the measurement period (the "Debt/EBITDAR Ratio")) and (y) the interest rate in the London interbank market for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by IHS or (ii) the sum of (a) the higher of (1) Citibank, N.A.'s base rate or (2) one percent plus the latest overnight federal funds rate plus (b) a margin of one-half percent or three-quarters of one percent (depending on the Debt/EBITDAR Ratio). The Term Facility can be prepaid at any time in whole or in part without penalty.

     The Revolving Facility will reduce to $800 million on September 30, 2001 and $500 million on September 30, 2002, with a final maturity on September 15, 2004; however, the $100 million letter of credit subfacility and $10 million swing line subfacility will remain at $100 million and $10 million, respectively, until final maturity. The Revolving Facility bears interest at a rate equal to, at the option of IHS, either (i) in the case of Eurodollar loans, the sum of (x) between three-quarters of one percent and one and three-quarters percent (depending on the Debt/EBITDAR Ratio) and (y) the interest rate in the London interbank market for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by IHS or (ii) the sum of
(a) the higher of (1) Citibank, N.A.'s
base rate or (2) one percent plus the latest  overnight  federal funds rate plus
(b) a margin of between zero percent and one-half percent (depending on the Debt/EBITDAR Ratio). Amounts repaid under the Revolving Facility may be reborrowed prior to the maturity date.

     The New Credit Facility limits IHS' ability to incur indebtedness or contingent obligations, to make additional acquisitions, to sell or dispose of assets, to create or incur liens on assets, to pay dividends, to purchase or redeem IHS' stock and to merge or consolidate with any other person. In addition, the New Credit Facility requires that IHS meet certain financial ratios, and provides the banks with the right to require the payment of all amounts outstanding under the facility, and to terminate all commitments under the facility, if there is a change in control of IHS or if any person other than Dr. Robert N. Elkins, IHS' Chairman and Chief Executive Officer, or a group managed by Dr. Elkins, owns more than 40% of IHS' stock. The New Credit Facility is guaranteed by all of IHS' subsidiaries (other than inactive subsidiaries) and secured by a pledge of all of the stock of substantially all of IHS' subsidiaries.

     The New Credit Facility replaced the Company's $700 million revolving credit facility (the "Prior Credit Facility"). As a result, the Company recorded an extraordinary loss on extinguishment of debt of approximately $2.4 million (net of related tax benefit of approximately $1.5 million) in the third quarter of 1997 resulting from the write-off of deferred financing costs of $3.9 million related to the Prior Credit Facility.

RECENT ACQUISITIONS

     RoTech Acquisition. On October 21, 1997, IHS acquired RoTech through merger of a wholly-owned subsidiary of IHS into RoTech (the "RoTech Merger"), with RoTech becoming a wholly-owned subsidiary of IHS. RoTech provides home healthcare products and services, with an emphasis on home respiratory, home medical equipment and infusion therapy, primarily to patients in non-urban areas. RoTech currently operates 613 home health locations in 35 states and approximately 26 primary care physicians practices. According to RoTech's filings with the Commission, RoTech had revenues of $422.7 million, (earnings before interest, taxes, depreciation and amortization) ("EBITDA") of $108.2 million and net income of $30.8 million for the fiscal year ended July 31, 1997.

     Under the terms of the RoTech Merger, holders of RoTech common stock ("RoTech Common Stock") received for each share of RoTech Common Stock 0.5806 of a share of Common Stock of the Company (the "Exchange Ratio"), having a market value of $19.16 based on the $33.00 closing price of the Common Stock on October 21, 1997, the effective date of the RoTech Merger. Options to purchase RoTech Common Stock ("RoTech Options") were converted at the closing into options to purchase Common Stock of the Company based on the Exchange Ratio. IHS issued approximately 15,598,400 shares of Common Stock in the RoTech Merger, and reserved for issuance approximately 1,841,700 shares of Common Stock issuable upon exercise of RoTech Options. In addition, RoTech's outstanding $110 million of convertible subordinated debentures (the "RoTech Debentures") became convertible into approximately 2,433,000 shares of Common Stock of the Company at a conversion price of $45.21 per share of Common Stock. At October 20, 1997, IHS had outstanding 26,852,396 shares of Common Stock. At September 30, 1997,
IHS had outstanding options and warrants to purchase approximately 9,000,000 shares of Common Stock, and had reserved for issuance 7,989,275 shares upon conversion of $258,750,000 principal amount of outstanding convertible debentures. The RoTech Merger consideration aggregated approximately $514.8 million, substantially all of which will be recorded as goodwill. The transaction will be treated as a purchase for accounting and financial reporting purposes.

     IHS repaid the $199.7 million of RoTech bank debt assumed in the transaction with the proceeds of the term loans under its New Credit Facility. Under the terms of the indenture under which the RoTech Debentures were issued, RoTech was obligated to offer to repurchase the RoTech Debentures at a purchase price equal to 100% of the aggregate principal amount thereof immediately following the RoTech Merger. Holders of $107,836,000 principal amount of the RoTech Debentures accepted the repurchase offer; $2,164,000 principal amount of RoTech Debentures, convertible into approximately 47,865 shares of Common Stock, remains outstanding. IHS used the proceeds of the term loans under its New Credit Facility and the proceeds from the sale of the 9 1/4% Senior Notes to make a capital contribution to RoTech in the amount necessary to enable RoTech to finance the repurchase of the RoTech Debentures.

     Coram Lithotripsy Acquisition. IHS acquired, effective September 30, 1997, substantially all of the assets of Coram's Lithotripsy Division, which operates 20 mobile lithotripsy units and 13 fixed-site machines in 180 locations in 18 states. The Coram Lithotripsy Division also provides maintenance services to its own and third-party equipment. Lithotripsy is a non-invasive technique that utilizes shock waves to disintegrate kidney stones.

     IHS paid approximately $131.0 million in cash for the Coram Lithotripsy Division, including the payment of $1.0 million of intercompany debt to Coram. The Coram Lithotripsy Division had revenues of $49.0 million and EBITDA of $28.8 million (before minority interest) for the year ended December 31, 1996 and revenues of $23.9 million and EBITDA of $14.3 million (before minority interest) for the six months ended June 30, 1997.

     IHS has assumed Coram's agreements with its lithotripsy partners, which contemplate that IHS will acquire the remaining interest in each partnership at a defined price in the event that legislation is passed or regulations are adopted or interpreted that would prevent the physician partners from owning an interest in the partnership and using the partnership's lithotripsy equipment for the treatment of his or her patients. Coram has represented to IHS that its partnership arrangements with physicians in its lithotripsy business are in compliance with current law.

     Within the last three years, HCFA released a proposed rule defining the rate at which ambulatory surgery centers and certain hospitals would be reimbursed for the technical component of a lithotripsy procedure. This proposed rule has not been finalized. IHS cannot predict what the final rate for such reimbursement will be or what effect, if any, the adoption of this proposed rule would have on lithotripsy revenue and whether this decreased reimbursement rate will be applied to lithotripsy procedures performed at hospitals, where a majority of IHS' lithotripsy machines are currently utilized.

     CCA Acquisition. On September 25, 1997, the Company acquired, through a cash tender offer and subsequent merger, CCA for a purchase price of approximately $34.3 million in cash. In addition, in connection with the CCA Acquisition IHS repaid approximately $58.5 million of indebtedness assumed in the CCA Acquisition (including restructuring fees of $4.9 million) with the proceeds of the term loans under its New Credit Facility and assumed approximately $27.0 million of indebtedness. CCA develops and operates skilled nursing facilities in medically underserved rural communities. CCA currently operates 54 licensed long-term care facilities with 4,450 licensed beds (of which 19 facilities are being held for sale), one rural healthcare clinic, two outpatient rehabilitation centers (one of which is being held for sale), one child day care center and 124 assisted living units within seven of the facilities which CCA operates. CCA currently operates in Alabama, Colorado, Florida, Georgia, Iowa, Kansas, Louisiana, Maine, Missouri, Nebraska, Texas and Wyoming. According to CCA's filings with the Commission, CCA had revenues of $127.5 million, EBITDA of $2.1 million and a net loss of $18.9 million for the year ended December 31, 1996 and revenues of $65.5 million, EBITDA of $4.0 million and a net loss of $2.4 million for the six months ended June 30, 1997. Dr. Robert N. Elkins, Chairman of the Board and Chief Executive Officer of IHS, beneficially owned approximately 21.0% of CCA's outstanding common stock (excluding warrants owned by IHS to purchase approximately 13.5% of CCA's common stock).


OTHER ACQUISITIONS AND DIVESTITURES

     The Company continues to acquire and lease additional geriatric care facilities, enter into new management agreements, acquire rehabilitation, home healthcare and related service companies and implement its strategy of expanding the range of related services it offers directly to its patients in order to serve the full spectrum of patients' post-acute care needs. See "Risk Factors -- Risks Associated with Growth Through Acquisitions and Internal Development."

     From January 1 through October 31, 1997, IHS has, in addition to the acquisitions described above, acquired nine home healthcare companies, five mobile diagnostic companies and two rehabilitation companies and a home infusion company. The total cost for these acquisitions was approximately $115.1 million. In July 1997, IHS sold its remaining 37% interest in its assisted living services subsidiary pursuant to a cash tender offer. IHS recognized a gain of approximately $4.6 million during the third quarter of 1997 as a result of this transaction. IHS has reached agreements-in-principle to purchase three mobile diagnostic companies for approximately $8.2 million, eight home health companies for approximately $52.4 million, a rehabilitation company for approximately $11.1 million and a lithotripsy company for approximately $11.2 million. IHS has also agreed in principle to assume leases of three skilled nursing facility companies for $73.1 million. There can be no assurance that any of these pending acquisitions will be consummated on the proposed terms, on different terms or at all.

     In developing its post-acute healthcare system, IHS continuously evaluates whether owning and operating businesses which provide certain ancillary services, or contracting with third parties for such services, is more cost-effective. As a result, the Company is continuously evaluating its existing operations to determine whether to retain or divest operations. To date, IHS has divested its pharmacy division and its assisted living services division, and may divest additional divisions or assets in the future.

SALE OF 9 1/4% SENIOR SUBORDINATED NOTES DUE 2008

     On September 11, 1997, IHS sold privately an aggregate of $500 million principal amount of its 9 1/4% Senior Subordinated Notes due 2008 to Smith Barney Inc., Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Citicorp Securities, Inc. (the "9 1/4% Initial Purchasers"). The 9 1/4% Senior Notes were subsequently resold by the 9 1/4% Initial Purchasers pursuant to Rule 144A under the Securities Act. IHS used approximately $319.5 million of the net proceeds to repay all amounts outstanding under the Company's Prior Credit Facility. The Company intends to use the remaining approximately $166.9 million of net proceeds for general corporate purposes, including working capital.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of October 27, 1997 (except as otherwise indicated) and as adjusted to reflect the sale of the Common Stock in the offering, as to the security ownership of the Selling Stockholders. Except as set forth below, none of the Selling Stockholders has held any position or office or had any other material relationship with the Company or any of its predecessors or affiliates within the past three years.

                                               SHARES OF                       SHARES OF
                                              COMMON STOCK                    COMMON STOCK
                                              BENEFICIALLY                    BENEFICIALLY
                                               OWNED PRIOR       SHARES        OWNED AFTER
                                               TO OFFERING     BEING SOLD       OFFERING
                                              --------------   ------------   -------------
AMBULATORY PHARMACEUTICAL SERVICES, INC.(1)
 Gigi Jordan ..............................      473,510         473,510            0
APS AMERICA, INC.(2)
 Raymond A. Mirra, Jr.   ..................       21,730          21,730            0
 James Kuo   ..............................       14,683          14,683            0
 Edward Kramm   ...........................       15,270          15,270            0
 Sirrom Capital Corporation ...............        7,047           7,047            0
ARCADIA SERVICES, INC.(3)
 Dale G. Rands  ...........................          356             356            0
 Joseph F. Galvin  ........................          356             356            0
 Stuart Sinai   ...........................          356             356            0
 Ronald H. Riback  ........................          356             356            0
 James C. Foresman ........................          356             356            0
 Lawrence N. Dudek ........................          178             178            0

                                                         SHARES OF                       SHARES OF
                                                        COMMON STOCK                    COMMON STOCK
                                                        BENEFICIALLY                    BENEFICIALLY
                                                        OWNED PRIOR        SHARES       OWNED AFTER
                                                        TO OFFERING     BEING SOLD       OFFERING
                                                       --------------   ------------   -------------
 Phillip J. Shefferly ..............................           178            178               0
 David B. Gunsberg .................................           178            178               0
 David J. Gould and Laura Gould   ..................           178            178               0
 Howard Zoller and Beth Zoller .....................           178            178               0
 Michael J. Eizelman and Shelley E. Eizelman  ......           178            178               0
 Robert J. Sandler .................................           713            713               0
 Herbert J. Graebner  ..............................       139,564        139,564               0
 Barbara Brewer ....................................         6,303          6,303               0
 Leonard Bellinson .................................       145,261        145,261               0
 Lawrence S. Jackier  ..............................           356            356               0
 Conbet Associates .................................        16,807         16,807               0
 Beth Elaine Lowenstein  ...........................         8,403          8,403               0
 Rita M. Lord   ....................................         6,303          6,303               0
 Jill Bader  .......................................        12,605         12,605               0
 Charles Bader  ....................................        12,605         12,605               0
 James C. Foresman and Cheryl A. Busbey ............           356            356               0
 Robert M. Egren   .................................           485            485               0
 Morris Rochlin ....................................        12,120         12,120               0
 Nicholas J. Pyett .................................           970            970               0
 Lawrence S. Jackier  ..............................           357            357               0
 Cameron D. Hosner .................................        10,714         10,714               0
 James L. Bellinson   ..............................        11,684         11,684               0
 Gregory G. Glaesmer  ..............................         4,363          4,363               0
 Gerald Vargo   ....................................           970            970               0
 Arcadia Bidco Corporation  ........................        41,348         41,348               0
 James L. Bellinson   ..............................        22,858         22,858               0
 Mark E. Schlussel .................................           356            356               0
 Donald B. Lifton  .................................           356            356               0
 Joel M. Shere  ....................................           178            178               0
 Daniel D. Swanson .................................           178            178               0
 Carol Simon .......................................           356            356               0
 CoreStates Bank, N.A., as Escrow Agent ............        71,777         71,777               0

Stephen P. Griggs(4)  ..............................     1,363,545        750,000         613,545



----------
(1) The shares offered hereby represent shares received in exchange for the stock of Ambulatory Pharmaceutical Services, Inc. pursuant to the Stock Purchase Agreement dated as of August 29, 1997.


(2) The shares offered hereby   represent  shares  received in exchange  for the
    stock of APS America, Inc. pursuant to the Stock Purchase Agreement dated as of August 29, 1997.


(3) The shares offered hereby   represent  shares  received in exchange  for the
    stock of Arcadia Services, Inc. ("Arcadia") pursuant to the Agreement and Plan of Reorganization dated as of July 24, 1997. Of the shares of Common Stock being registered hereunder, 71,777 are currently being held in escrow to secure indemnification obligations, accounts receivable with respect to a litigated matter and merger consideration adjustments pursuant to the Agreement and Plan of Reorganization. Merger consideration adjustments may be based on a review of the working capital and long-term liabilities of Arcadia as of the closing date, all on the terms set forth in the Agreement and Plan of Reorganization.


(4) The shares offered hereby consist of shares issuable upon exercise of a warrant (the "Warrant") issued to Mr. Griggs in connection with his entering into an employment agreement with RoTech upon consummation of the RoTech Acquisition. Of the 1,363,545 shares beneficially owned by Mr. Griggs, 1,261 are beneficially owned by his wife, 8,402 are beneficially owned by L&G of Orlando, Inc., 110,372 shares are owned by Mr. Griggs, 493,510 shares are issuable upon the exercise of options to purchase Common Stock at an average exercise price of $23.98 per share and 750,000 shares are issuable upon exercise of the Warrant. The Warrant is exercisable at a price of $33.16 per share of Common Stock (equal to the average closing sales price of the Common Stock on the NYSE for the 15 business days prior to the closing date of the RoTech Acquisition) and vest at the rate of 20% per year beginning on October 21, 1998 (subject to acceleration upon Mr. Griggs' death or the occurrence of a change in control of IHS).


TRANSACTIONS INVOLVING SELLING STOCKHOLDERS

     On August 29, 1997, the Company acquired all of the outstanding stock of Ambulatory Pharmaceutical Services, Inc. ("Ambulatory"), a New Jersey corporation which provides infusion services, including blood fractions services and chronic infusion therapies. The purchase price was $34.25 million, including $16.125 million paid through the issuance of 473,510 shares of the Company's Common Stock (the "Ambulatory Shares"). The Ambulatory Shares are being offered hereby.

     On August 29, 1997, the Company acquired all of the outstanding stock of APS America, Inc. ("APS"), a Delaware corporation which provides infusion services, including blood fractions services and chronic infusion therapies. The purchase price was $2.0 million, which was paid through the issuance of 58,730 shares of the Company's Common Stock (the "APS Shares"). The APS Shares are being offered hereby.

     On August 29, 1997, the Company acquired through merger all of the outstanding stock of Arcadia Services, Inc. ("Arcadia"), a Michigan corporation which provides home health care services, medical staffing services and clerical and light industrial staffing services. The merger consideration was $18.7 million, which was paid though the issuance of 531,194 shares of the Company's Common Stock (the "Arcadia Shares"). The Arcadia Shares are being offered hereby.

     On October 21, 1997, the Company acquired all of the outstanding stock of RoTech. See "Recent Developments -- Recent Acquisitions -- RoTech Acquisition." In connection with the acquisition of RoTech, the Company issued to Stephen P. Griggs, President of RoTech, warrants to purchase 750,000 shares of Common Stock. These shares of Common Stock are being offered hereby.

                             PLAN OF DISTRIBUTION

     The Company is registering the Shares on behalf of the Selling Stockholders. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions, if any, attributable to the sale of Shares will be borne by the Selling Stockholders (or their donees and pledgees).

     Sales of Shares may be effected from time to time in transactions (which may include block transactions) on the New York Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

     The Ambulatory Group has agreed not to sell in excess of 70,000 shares of Common Stock during any thirty day period and to effect sales solely through Smith Barney Inc. The APS Group has agreed not to sell in excess of 30,000 shares of Common Stock during any thirty day period and to effect sales solely through Smith Barney Inc. The Arcadia Group has agreed not to sell in excess of 100,000 shares of Common Stock during any thirty day period and to effect sales solely through Smith Barney Inc.

     Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the Shares, such Selling Stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which Regulation would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits, with certain exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

     The Selling Stockholders may be entitled under agreements entered into with the Company to indemnification against liabilities under the Securities Act.


                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the Common Stock offered hereby have been passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York. At October 31, 1997, partners of Fulbright & Jaworski L.L.P. owned an aggregate of 300 shares of Common Stock.


                                    EXPERTS

     The consolidated financial statements of Integrated Health Services, Inc. and subsidiaries as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference in this Prospectus and elsewhere in the Registration State-ment in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in accounting methods, in 1995, to adopt Statement of Financial Accounting Standards No. 121 related to impairment of long-lived assets and, in 1996, from deferring and amortizing pre-opening costs of Medical Specialty Units to recording them as expenses when incurred.

     The consolidated financial statements of First American Health Care of Georgia, Inc. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference in this Prospectus and in the Registration Statement from IHS' Current Report on Form 8-K/A, as amended (dated October 17, 1996 and filed with the Commission on July 11, 1997) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph regarding the uncertainty with respect to certain contingent payments which may be payable under a settlement agreement with the Health Care Financing Administration.

     The consolidated financial statements of Community Care of America, Inc. as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference in this Prospectus and in the Registration Statement from IHS' Current Report on Form 8-K (dated September 25, 1997) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the change in accounting method in 1996 to adopt Statement of Financial Accounting Standards No. 121 relating to the impairment of long-lived assets.

     The financial statements of RoTech Medical Corporation as of July 31, 1996 and 1997 and for each of the years in the three year period ended July 31, 1997 incorporated in this Prospectus and in the Registration Statement by reference from IHS' Current Report on Form 8-K (dated October 21, 1997) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


=====================================================        ====================================================
   NO PERSON IS  AUTHORIZED  IN  CONNECTION  WITH ANY
OFFERING  MADE HEREBY TO GIVE ANY  INFORMATION  OR TO
MAKE  ANY   REPRESENTATION   NOT  CONTAINED  IN  THIS
PROSPECTUS,  AND, IF GIVEN OR MADE, SUCH  INFORMATION                             1,813,434
OR  REPRESENTATION  MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY.  THIS PROSPECTUS DOES                               SHARES
NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION  OF
AN OFFER TO BUY ANY  SECURITY  OTHER  THAN THE COMMON
STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER
TO SELL OR A  SOLICITATION  OF AN OFFER TO BUY ANY OF
THE  SECURITIES  OFFERED  HEREBY TO ANY PERSON IN ANY
JURISDICTION  IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN
OFFER OR  SOLICITATION.  NEITHER THE DELIVERY OF THIS
PROSPECTUS  NOR ANY SALE MADE  HEREUNDER  SHALL UNDER                          INTEGRATED HEALTH
ANY  CIRCUMSTANCES  CREATE ANY  IMPLICATION  THAT THE                           SERVICES,  INC.
INFORMATION  CONTAINED  HEREIN IS  CORRECT  AS OF ANY
DATE SUBSEQUENT TO THE DATE HEREOF.





         --------------------------
             TABLE OF CONTENTS

                                                                                   COMMON STOCK



                                                PAGE
                                                -----
Available Information    ..................      2

Incorporation of Certain Documents by
   Reference    ..........................       3

The Company  .............................       5

Risk Factors .............................       7
                                                                                 -------------------
Recent Developments ......................      16                                   PROSPECTUS
                                                                                 -------------------
Use of Proceeds ..........................      19

Selling Stockholders  ....................      19

Plan of Distribution  ....................      22

Legal Matters   ..........................      22

Experts   ................................      22
                                                                                   DECEMBER 10, 1997


=====================================================        ====================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the
Shares:






                               ITEM                                       AMOUNT
------------------------------------------------------------------   ----------------
     Registration Fee - Securities and Exchange Commission  ......     $  15,982.02
     Legal, accounting and printing fees and expenses ............        35,000.00 *
     Miscellaneous   .............................................         1,017.98 *
                                                                       -------------
        Total  ...................................................     $  52,000.00 *
                                                                       =============


----------
* Estimated.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the DGCL, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Third Restated Certificate of Incorporation, as amended, provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by the DGCL.

     Section 145 of the DGCL grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's Third Restated Certificate of Incorporation, as amended, and By-laws, as amended, provide for indemnification of each officer and director of the Company to the fullest extent permitted by the DGCL. In addition, IHS has entered into indemnity agreements with its directors and executive officers, a form of which is included as Exhibit 10.72 to IHS's Registration Statement on Form S-1, No. 33-39339, effective March 31, 1992.
Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes.

     The agreements pursuant to which the Signature Shares, the Mediq Shares, the Total Rehab Shares and the Lifeway Shares were issued (Exhibits 10.1, 10.2,
10.3 and 10.4, respectively) provide for indemnification by the sellers thereunder of the Company and its controlling persons, directors and officers for certain liabilities, including liabilities arising under the Securities Act.



ITEM 16. EXHIBITS.





 5     Opinion of Fulbright & Jaworski L.L.P.
10.1   Stock Purchase Agreement, dated as of August 29, 1997, among the Company, Ambulatory
       Pharmaceutical Services, Inc. and Gigi Jordan.
10.2   Stock Purchase Agreement, dated as of August 29, 1997, among the Company, APS America,
       Inc., Raymond A. Mirra, Jr., James Kuo, Edward Kramm and Sirrom Capital Corporation.

10.3 Agreement and Plan of Reorganization, dated as of July 24, 1997, among the Company, Integrated AG Acquisition, Inc., Arcadia Services, Inc. and the other parties thereto.
10.4   Warrant,  dated as of October 21, 1997, issued by  the Company to Stephen
       P. Griggs.
23.1   Consents of KPMG Peat Marwick LLP.
23.2   Consent of Deloitte & Touche LLP.
23.3   Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).
24     Power of Attorney (included on signature page).


ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on December 10, 1997.


                                        INTEGRATED HEALTH SERVICES, INC.



                                        By: /s/ ROBERT N. ELKINS

                                           ------------------------------------


                                           Robert N. Elkins, Chairman of the
                                           Board and  Chief Executive Officer



                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert N. Elkins, Lawrence P. Cirka and W. Bradley Bennett, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




           SIGNATURE                          TITLE                       DATE
-------------------------------   ------------------------------   ------------------
        /s/ ROBERT N. ELKINS      Chairman of the Board and         December 10, 1997
-----------------------------
                                  Chief Executive Officer
         (Robert N. Elkins)
                                  (Principal Executive Officer)
       /s/ LAWRENCE P. CIRKA      President and Director            December 10, 1997
-----------------------------
         (Lawrence P. Cirka)
       /s/ EDWIN M. CRAWFORD      Director                          December 10, 1997
-----------------------------
        (Edwin M. Crawford )
       /s/ KENNETH M. MAZIK       Director                          December 10, 1997
-----------------------------
         (Kenneth M. Mazik)
      /s/ ROBERT A. MITCHELL      Director                          December 10, 1997
-----------------------------
        (Robert A. Mitchell)
   /s/ CHARLES W. NEWHALL, III    Director                          December 10, 1997
-----------------------------
    (Charles W. Newhall, III)

           SIGNATURE                           TITLE                       DATE
-------------------------------   -------------------------------   ------------------
     /s/ TIMOTHY F. NICHOLSON     Director                          December 10, 1997
-----------------------------
       (Timothy F. Nicholson)
       /s/ JOHN L. SILVERMAN      Director                          December 10, 1997
-----------------------------
         (John L. Silverman)
       /s/ GEORGE H. STRONG       Director                          December 10, 1997
-----------------------------
         (George H. Strong)
      /s/ W. BRADLEY BENNETT      Executive Vice President-         December 10, 1997
-----------------------------
                                  Chief Accounting Officer
        (W. Bradley Bennett)
                                  (Principal Accounting Officer)
      /s/ ELEANOR C. HARDING      Executive Vice President-          December 10, 1997
-----------------------------
                                  Finance (Principal Financial
        (Eleanor C. Harding)
                                  Officer)

                               INDEX TO EXHIBITS



 EXHIBIT
   NO.                                       DESCRIPTION                                      PAGE NO.
--------   -------------------------------------------------------------------------------   ---------
    5      Opinion of Fulbright & Jaworski L.L.P.
  10.1     Stock  Purchase  Agreement,  dated as of August 29,  1997,  among the
           Company, Ambulatory Pharmaceutical Services, Inc. and Gigi Jordan.
  10.2     Stock  Purchase  Agreement,  dated as of August 29,  1997,  among the
           Company, APS America,  Inc., Raymond A. Mirra, Jr., James Kuo, Edward
           Kramm and Sirrom Capital Corporation.
  10.3     Agreement  and Plan of  Reorganization,  dated  as of July 24,  1997, among the Company, Integrated AG Acquisition, Inc., Arcadia Services,
           Inc. and the other parties thereto.
  10.4     Warrant,  dated as of  October  21,  1997,  issued by the  Company to
           Stephen P. Griggs.
  23.1     Consents of KPMG Peat Marwick LLP.
  23.2     Consent of Deloitte & Touche L.L.P.
  23.3     Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).
   24      Power of Attorney (included on signature page).